October 2, 2007
Via facsimile (202) 772-9208
Mr. Timothy A. Geishecker
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C., 20549
     Re: Comment Letter dated August 21, 2007 relating to Definitive 14A filed March 21, 2007 (the “Proxy Statement”) of Waste Management, Inc. (the “Company”), File No. 001-12154
Dear Mr. Geishecker:
     In connection with your review of the Company’s Proxy Statement, we submit the following response to the comments included in your letter of August 21, 2007. The response below includes the original comments from your letter, in italics, followed by our responses. Please note there is some overlap in our responses to your comments and therefore, we respectfully request that you consider our responses in the aggregate; our revisions to our future filings will comprehensively comply with and answer all of the requested revisions and questions.
     We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for the attention devoted to our filing. Please feel free to call us at the telephone number listed at the end of this letter.
Director Nominees, page 2
1. You discuss on page 3 that your board of directors considered certain transactions and affiliations involving your independent directors that it concluded did not impair your directors’ independence. Please provide greater detail so as to fully describe the nature of the transactions and arrangements. Please see Instruction 3 to Item 407(a) of Regulation S-K.
     On page 3 of the Proxy Statement, the Company stated “[t]hese transactions included the Company, through its subsidiaries, providing waste management services in the ordinary course of business and the Company and its subsidiaries purchasing goods and services in the ordinary course of business.” The Company has a national presence and an extremely large customer base. As disclosed in the biographies of the members of our Board of Directors on pages 3-4 of the Proxy Statement, our directors serve on the boards and as executive officers of companies that also have large presences with very large customer bases. As a result, it should be expected that these companies would, in the ordinary course of their businesses, perform and purchase services and buy and sell products from one another.

Mr. Timothy Geishecker
Securities and Exchange Commission
October 2, 2007

     All of the transactions that the Company considered pursuant to Item 407(a) of Regulation S-K involve the provision and purchase of goods and services that are provided and purchased by these companies in their ordinary, day-to-day operations. The Company reviewed the transactions to ensure that none of them are material or significant in nature, including a review of the dollar amounts of the transactions. The Company’s categorical standards and NYSE rules contain certain dollar amount thresholds for transactions involving a director who serves as an officer of another company with which the Company does business; the dollar amounts of all of the transactions considered fell well below such threshold amounts.
Competitive Market, page 14
2. You indicate in this section that each element of compensation should be targeted near the median of the range for executives in similar positions with similar responsibilities at these comparable companies. Please revise to disclose percentiles of your peer group represented by actual compensation paid for 2006.
     We believe that compensation generally should be targeted near the median range of compensation for executives in similar positions with similar responsibilities at comparable companies. However, the compensation we pay to our named executive officers is at times above or below such median ranges for several reasons. First, data used for benchmarking and comparison purposes is dated because companies report this information on an historical basis. Additionally, because of different compensation plan designs, the data is not always directly comparable. Therefore, the Company’s compensation consultant makes certain adjustments and assumptions in its valuation of the elements of compensation used for our comparisons, but we do not believe this is an exact science. Additionally, the Company does not believe it is appropriate to simply “match” the compensation of executives at comparable companies. Instead, consideration is given to the competitive market, each individual’s level of experience, specific business needs and the purpose of each element of compensation and decisions are made accordingly. The table below shows the percentiles of competitive data each element of our named executive officers’ 2006 compensation represent.

Named Executive Officer[1]	Comparator Group Percentiles of Elements of Compensation
	Base Salary	Bonus		LTIP Award Targets
		Target	Actual
David P. Steiner	31st	18th	46th	19th
Lawrence O’Donnell, III	53rd	38th	100th	26th
Robert G. Simpson	34th	29th	51st	50th
James E. Trevathan	46th	64th	86th	20th
Duane C. Woods	46th	66th	67th	23rd
     A discussion of the analyses used to determine these levels of compensation is provided in response to comment 3, below. The Company confirms that it will include information regarding the percentiles of each element of compensation in future filings.

[1]	Mr. Damico, who was a named executive officer in the Proxy Statement in 2006, has been omitted from the responses included in this letter. Mr. Damico left the Company mid-2006 and was named in the 2006 Proxy Statement pursuant to Item 402(a)(3)(iv) of Regulation S-K. The Company confirms that appropriate discussion and disclosure will be made for each named executive officer in its future filings.

Mr. Timothy Geishecker
Securities and Exchange Commission
October 2, 2007

Elements of Compensation, page 15
3. The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive officers. Your disclosure lacks sufficient quantitative or qualitative discussion of the analyses underlying the decisions to make compensation awards. For your Compensation Discussion and Analysis, please revise to explain and place in context why you chose to pay each element and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. Please refer to Item 402(b)(1)(vi) and (vi) of Regulation S-K.
     As disclosed in the Proxy Statement, the specific analyses for each element of compensation for our executive officers included the following:
Base salary — Base salaries for named executive officers are targeted at the median range of competitive data to ensure we are able to both attract and retain qualified, talented individuals. However, because level of experience is one of the factors we look at in determining appropriate base salary, we have situations where the salary paid to a named executive may be lower than the targeted range. The base salaries of both Mr. Steiner and Mr. Simpson in 2006 were set below the targeted range because they received substantial increases when they moved into their current roles and the Management Development and Compensation Committee (the “Compensation Committee”) plans to take incremental steps to adjust their compensation toward the target. Additionally, given the specific needs of the business at any given time, there may be a situation where the negotiations surrounding the hiring or promotion of an individual results in a base salary that is higher than the generally targeted median range, although this was not the case for any of our named executive officers in 2006.
     Base salaries are used to provide a fixed amount of compensation for executives’ regular work. In the total mix of compensation paid to executives, we believe the proportion of fixed salary should be lower than that tied directly to Company performance in the total reward opportunity. This is the guiding factor used in determining the different levels of the different elements of compensation for our named executive officers. However, the design of our compensation programs is such that annual bonuses are a percentage of base salary. Therefore, named executives with lower than median base salaries will generally have a lower than median target bonus (although, even with lower than median targets, the design of the bonus plan can result in higher than median payouts, as described below). Additionally, the design of our programs is such that exceeding performance goals for annual bonuses and long-term incentives generally means that a named executive has performed extraordinarily well, and that fact may be considered in awarding annual merit increases.
Annual bonus —Target bonuses are a percentage of executive officers’ base salaries. The target bonuses of each of our named executive officers fell into the median range of our comparator group’s executives’ target bonuses except for Mr. Steiner and Mr. Simpson’s. The lower percentiles that their target bonuses represent are a function of their lower salaries, as discussed above. However, the Compensation Committee believes that the percentages of salary that their target bonuses represent, 115% for Mr. Steiner and 85% for Mr. Simpson, are appropriate and as their base salaries are increased, the value of their target bonuses should become more comparable to their peers.

Mr. Timothy Geishecker
Securities and Exchange Commission
October 2, 2007

     Annual bonuses are meant to provide reward opportunities for short-term performance and achievement of financial and operational results. The performance goals that must be met in order to earn a bonus are specifically designed to reward our named executive officers at the target percentage of base salary to the extent the Company and the executive perform at a challenging, but reasonable, level. This ensures competitive pay for an acceptable job. The performance goals are further designed to enable our named executive officers to exceed (or fall short of) the compensation paid to executives in the comparator group depending on performance. The goals are set annually by the Compensation Committee upon consideration of the Company’s recent historical performance; business trends; Company strategic initiatives; Company budget information; Company forecasts; and opportunities for improved performance.
     Actual payout of the bonuses can range from 0 — 200% of target (0 — 230% of salary) depending on performance and achievement of the goals that have been set. In 2006, actual bonuses paid to the named executive officers ranged from 143 — 169% of target (121 — 194% of salary) based on achievement of performance goals that exceeded expectations. The higher than target payout of bonuses in 2006 does not affect the Compensation Committee’s analyses regarding long-term incentive awards although, as discussed above, it is considered in determining annual merit increases.
Long-term incentives — The Company currently grants executives performance share units and restricted stock units under the 2004 Stock Incentive Plan. Long-term, equity-based incentives are granted to executives to incentivize executives’ performance and align executives’ long-term interests with those of our stockholders. PSUs were chosen as one of the forms of long-term equity awards because they could be designed to deliver value based on (i) a specific performance measure, which in the Company’s case is return on invested capital, and (ii) Company stock price. RSUs were chosen for their retention value and alignment with stockholders since their ultimate value is the Company’s stock price.
     In determining the number of PSUs and RSUs awarded to the named executive officers, the Compensation Committee looked at the cash value of the comparison group’s long-term incentives for executives in similar roles. The value of the long-term incentives granted to the named executive officers in 2006 in most cases fell below the median range, as shown in response to comment 2. However, the Compensation Committee believes the value of the target awards granted are appropriate. The design of the PSUs, which represent 75% of the total long-term incentive awards, allows a substantial upside potential if the Company exceeds ROIC goals and the market value of its stock price increases; like our bonuses, for which targeted values were greatly exceeded by actual payout based on performance in 2006, our long-term incentives give our named executive officers the potential to earn well in excess of the target value. Given this upside potential and the proportional value of the long-term incentives to total compensation, the Compensation Committee believes the target values are appropriate to meet our compensation plans’ objectives of paying for performance and providing incentives for our named executives.
     Because the design of the long-term incentives is to incentivize and reward performance, actually exceeding or falling short of the targeted value at payout does not affect the Compensation Committee’s analyses in determining other elements of compensation or compensation in future periods, although, as discussed above, such performance may influence merit increases.

Mr. Timothy Geishecker
Securities and Exchange Commission
October 2, 2007

     The Company confirms that it will revise its future filings to clarify the analyses made in determining each element of compensation for its named executive officers.
4. Although you provide a description of how company performance affects annual compensation, we note minimal analysis of the effect individual performance has on compensation awards. In this regard, we also note disclosure of numerous percentages that attempt to place in context the target awards for the executives; however it is unclear what these target goals are from your disclosure. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.
     Our named executive officers’ personal goals all are grouped into five general categories, with the specific goals within each category related directly to the individuals’ job responsibilities. The five categories for goals were all chosen based on the Company’s long-term strategies and its belief that focusing on these areas will lead to overall success of the organization. The specific goals of each executive within each category are a reflection of how the executive can contribute to the success of the Company’s strategies represented by each category. The five categories include:
•	Operational

•	People/Organizational Development

•	Strategic Planning

•	Environmental

•	Financial
     The personal goals of the named executive officers within these categories range from the very general to the very specific, and each named executive has several goals within most categories. Mr. O’Donnell, Mr. Trevathan and Mr. Woods’ goals are all tied to operational measures and goals within the categories above, including such things as safety and customer service measures, environmental stewardship and community relations. Mr. Steiner and Mr. Simpson’s goals include additional, corporate-level measures such as those related to information technology plans and organic growth.
     Personal goals are set prior to the beginning of the calendar year and performance against those goals is assessed after the end of the year. There is no specific weighting of each goal that will result in a formulaic outcome. The named executive officers’ supervisors review their goals and the achievement of those goals, and recommendations are made to the Compensation Committee to assist in its overall assessment of individual performance.
     In 2006, the Compensation Committee determined that all of the named executive officers delivered at least the expected amount of value and support to the organization by generally meeting or exceeding most individual performance criteria, and therefore received at least 100% of the personal performance piece of their target bonus. Mr. Steiner, Mr. O’Donnell and Mr. Trevathan each received 105% of the personal performance portion of their target bonuses because they were each found to have exceeded the expectations of the Compensation Committee by delivering higher than expected performance against the pre-determined criteria. The overall financial performance of the Company in the case of Mr. Steiner and Mr. O’Donnell and the financial performance of the Eastern Group in the

Mr. Timothy Geishecker
Securities and Exchange Commission
October 2, 2007

case of Mr. Trevathan were factors that resulted in their receiving in excess of full individual performance payout.
     The Company confirms that it will expand its disclosure in future filings to explain and clarify the contribution of individual performance to actual compensation.
Summary Compensation Table, page 25
5. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note wide disparities in compensation for Mr. Steiner regarding awards for stock and non-equity incentive plan compensation as well as potential payments upon termination or change-in-control. Given this, please provide a more detailed discussion of how and why Mr. Steiner’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.
     The Company’s executive compensation policies are the same for Mr. Steiner and all other executives. The disparities noted arise from Mr. Steiner’s increased responsibilities in his role as Chief Executive Officer; market competitive compensation for CEOs is higher than for the other named executive officers.
     The Company confirms that in future filings it will provide additional discussion of its analyses underlying the decisions with respect to compensation awards, as described in response to comment 3, above. The Company believes that such additional discussion will make clear to readers that unless specifically noted, the same policies and decisions apply to all named executive officers, and the disparities apparent in the Summary Compensation Table are a result of the individual officers’ positions and levels of responsibility, not differences in policy or individual decisions.
Director Compensation, page 32
6. Include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. Refer to the instruction to Item 402(k).
     The design of the directors’ stock awards is such that an amount of cash compensation is determined, which is then divided by the fair market value of the Company’s common stock on the date the cash award would otherwise be payable to determine the number of awards to be issued. As a result, there are no assumptions made in the valuation of the stock awards as there generally are with other types of equity awards; the value is simply the cash dollar amount. Footnote 15, Stock-Based Compensation, to the Company’s Consolidated Financial Statements in the Form 10-K for the year ended December 31, 2006 states that “[t]he number of shares the directors receive is calculated on the date the cash compensation would have been payable, based on the fair market value of our common stock on that day.” The Company confirms that it will include a cross-reference to the footnote in future filings and attempt to clarify the nature and calculation of the awards in the future to avoid any confusion about their valuation.

Mr. Timothy Geishecker
Securities and Exchange Commission
October 2, 2007

7. You state in footnote 2 on page 32 that you include an annual stock retainer of $80,000. Either confirm that such value represents the grant date fair value computed in accordance with FAS 123R or disclose by footnote to the appropriate column the grant date fair value of each equity award computed in accordance with FAS 123R. Refer to Instruction to Item 402(k)(2)(iii) and (iv).
     As described above, in response to comment 6, the $80,000 represents the grant date fair value computed in accordance with FAS 123R. The Company confirms that it will make this more explicit in future filings.
Potential Payments Upon Termination or Change-in-Control, page 34
8. We note your discussion regarding payments and benefits pursuant to employment agreements and the Executive Severance Policy. Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Besides the employment agreement, please analyze how you arrived at and determined such appropriate levels. Refer to 402(b)(1)(v) of Regulation S-K.
     The Company’s payment obligations (including benefits provided) to executives upon termination or change-in-control are contractually agreed to in the executives’ employment agreements. The payments are a function of the executives’ base salary, target bonus and benefits received as of the date of separation from the Company. The Company believes the payment obligations agreed to in the employment agreements are all competitive as compared to the practices of other companies in the Company’s peer group. The Company maintains a severance policy applicable to employees generally that provides for specific levels of severance payments and benefits provision in certain circumstances such as reason for termination, length of service and position level. However, the severance policy may be superceded by an individually negotiated contractual arrangement between the Company and an employee. Each of our executive officers is party to such an arrangement by virtue of his employment agreement. Therefore, the levels of severance payments to executives are determined through negotiation with the executive at the time he joins the Company or is promoted; provided, that any such severance payments may not violate the Company’s Executive Severance Policy and the levels of the payment obligations are generally consistent with competitive market practice.
     The Company confirms that it will include disclosure in its future filings regarding the manner in which these severance benefits were determined.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Timothy Geishecker
Securities and Exchange Commission
October 2, 2007

     Please feel free to call me at (713) 512-6367 if you have any questions about these matters.

Very truly yours, /s/ Amanda K. Maki Amanda K. Maki Corporate Counsel

cc:	W. Robert Reum, Chairman — Management Development and Compensation Committee John C. Pope, Chairman David P. Steiner, CEO Rick L Wittenbraker, SVP & General Counsel